Exhibit 99.1

For Immediate Release

ReWalk Robotics Appoints Kevin Hershberger as Chief Financial Officer

Ami Kraft will assume new role as General Manager of ReWalk’s Israel organization

YOKNEAM ILIT, ISRAEL / MARLBOROUGH, MASSACHUSETTS, December 18, 2014 -- ReWalk Robotics Ltd. (Nasdaq: RWLK) announced today the appointment of Kevin W. Hershberger, former controller and Chief Accounting Officer at NxStage Medical Inc., as Chief Financial Officer of the Company effective January 1, 2015. Ami Kraft has elected to transition from his current role as the Chief Financial Officer to a new role as General Manager of ReWalk’s Israel organization, and will assume his new role effective January 1, 2015.

“We are pleased to welcome to the company Kevin Hershberger, an experienced financial professional widely recognized in the medical device and manufacturing fields,” said Larry Jasinski, Chief Executive Officer. “His more than 25 years of hands-on experience and leadership responsibilities at organizations such as NxStage and Boston Scientific Corporation will be critical as we continue to execute ReWalk’s growth initiatives to bring our revolutionary technology to a broader group of individuals with spinal cord injuries.

“It goes without saying that many of our recent accomplishments are due to the tireless efforts of Ami Kraft, who has been a valued business advisor and highly effective CFO in establishing a solid footing for the company. A very significant part of our success in the exoskeleton market is directly attributed to his personal commitment and leadership. His new role as the General Manager for Israel is to provide support, advice, and leadership and we look forward to his ongoing contribution,” Jasinski added.

“I am excited to join ReWalk at such a momentous period in its growth trajectory,” said Kevin Hershberger. “I look forward to becoming part of ReWalk’s senior management team as we take on the challenges of expanding the company’s reach into additional geographies as well as facilitating further penetration in the exoskeleton marketplace.”

Kevin Hershberger most recently served as Vice President, Controller and Chief Accounting Officer at NxStage Medical Inc., a Nasdaq-listed manufacturer of innovative dialysis products. During his over six-year tenure, Mr. Hershberger led the financial operations, improved gross margins, participated in fund-raising activities, and established a joint venture manufacturing operation in Germany. Prior to NxStage, Mr. Hershberger worked for nearly ten years in positions of increasing responsibility at the NYSE-listed Boston Scientific Corporation, a global developer, manufacturer and distributor of less invasive medical devices, ultimately serving as Controller/Director Finance—Urology & Gynecology. Mr. Hershberger began his career as an accountant at the USG Corporation, a global manufacturer and distributor of building materials. Mr. Hershberger is a graduate of West Virginia University with a Bachelors of Science degree in accounting, and a Company Commander in the U.S. Army Reserves.

About ReWalk Robotics Ltd.

ReWalk Robotics Ltd. develops, manufactures and markets wearable robotic exoskeletons for individuals with spinal cord injury. ReWalk’s mission is to fundamentally change the health and life experiences of individuals with spinal cord injury. Founded in 2001, ReWalk has headquarters in the US, Israel and Germany. For more information on the ReWalk systems, please visit http://www.rewalk.com.

ReWalk® is a registered trademark of ReWalk Robotics Ltd. in Israel.

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. The statements we make regarding the following matters are forward-looking by their nature:

•	our expectations regarding future growth, including our ability to increase sales in our existing geographic markets and to expand to new markets;
•	our expectations regarding future growth, including our ability to increase sales in our existing geographic markets and to expand to new markets
•	our ability to maintain and grow our reputation and the market acceptance of our products;
•	our ability to achieve reimbursement from third-party payors for our products;
•	our expectations as to our clinical research program and clinical results;
•	our ability to improve our products and develop new products;
•	our ability to maintain adequate protection of our intellectual property and to avoid violation of the intellectual property rights of others;
•	our ability to gain and maintain regulatory approvals; and,
•	our ability to maintain relationships with existing customers and develop relationships with new customers.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this press release, to conform these statements to actual results or to changes in our expectations.

Contact:

Lisa Wilson

In-Site Communications, Inc.

Investor Relations

T: (212) 452-2793

E: lwilson@insitecony.com

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